                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                        United Financial Holdings, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  91032K 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-(c)

                  [X]    Rule 13d-1(d)







*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 91032K 10 6                 13G                     PAGE 1 OF 3 PAGES




-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                               Claude C. Focardi
-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]


-------------- ----------------------------------------------------------------
      3        SEC USE ONLY



-------------- ----------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      U.S.A.

--------------------------- ----- ---------------------------------------------
        NUMBER OF            5    SOLE VOTING POWER
          SHARES
       BENEFICIALLY               411,528
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                      6,840

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                      411,528

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                      6,840

-------------- ----------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      418,368

-------------- ----------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                              [ ]


-------------- ----------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      10.3%

-------------- ----------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                                      IN

-------------- ----------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 91032K 10 6                 13G                     PAGE 2 OF 3 PAGES




Item 1.
         (a)  Name of Issuer:  United Financial Holdings, Inc.

         (b)  Address of Issuer's Principal Executive Offices:
                  333 Third Avenue North, St. Petersburg, FL 33701

Item 2.
         (a)  Name of Person Filing:  Claude C. Focardi

         (b)  Address of Principal Business Office or if None, Residence:
                  2310 Starkey Road, Largo, FL 34641

         (c)  Citizenship:  United States of America

         (d)  Title of Class of Securities:  Common Stock

         (e)  Cusip Number:  91032K 10 6

Item 3.  Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A

Item 4.  Ownership
         (a) Amount Beneficially Owned (describe): As of December 31, 1998, the Reporting Person beneficially owned an aggregate of 418,368 shares of Common Stock of United Financial Holdings, Inc. The 418,368 shares included the following: (i) 6,840 shares held by the Reporting Person and his spouse as joint tenants with right of survivorship, and (ii) 411,528 shares held in a trust for which the Reporting Person is the trustee.

              The 418,368 shares beneficially owned by the Reporting Person excludes the following shares which the Reporting Person does not beneficially own: 24,291 shares held in a trust over which the Reporting Person's spouse is the trustee.

         (b) Percent of Class: The 418,368 shares of Common Stock beneficially owned by the Reporting Person constituted 10.3% of the class as of December 31, 1998.

CUSIP NO. 91032K 10 6                 13G                     PAGE 3 OF 3 PAGES





         (c) Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:  411,528

             (ii)   Shared power to vote or to direct the vote:  6,840

             (iii)  Sole power to dispose or to direct the
                    disposition of:  411,528

             (iv)   Shared power to dispose or to direct the
                    disposition of:  6,840

Item 5.  Ownership of Five Percent or Less of a Class: N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
             N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
             Security Being Reported on by the Parent Holding Company:  N/A

Item 8.  Identification and Classification of Members of the Group
             N/A

Item 9.  Notice of Dissolution of Group
             N/A

Item 10. Certification (see Rule 13d-1(b) and (c))
             N/A


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999


                                          /s/ Claude C. Focardi
                                          -------------------------------------
                                          Claude C. Focardi